EXHIBIT 99.2

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)

($ in thousands)

Twelve Months Ended December 31, 2003

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:

Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3898
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6102
Pre-Tax Preferred Stock Dividends	$2,163

FIXED CHARGES:

Interest Expense	$44,943
Amortization of Debt Premium, Discount and Expense	715
Interest Component of Rentals	502

Total Fixed Charges	46,160
Pre-Tax Preferred Stock Dividends	2,163

Total Fixed Charges and Preferred Stock Dividends	$48,323

EARNINGS:

Net Income before Dividends on Preferred Stock	$101,583
Add:
Income Taxes Applicable to Utility Operating Income	65,491
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses) — Net	(605)
Total Fixed Charges	46,160

Total Earnings	$212,629

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.4